UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Shareholders Meeting Regulated Information May 28, 2015 – 05:15 p.m. CET

DELHAIZE GROUP SHAREHOLDERS APPROVE 2014 DIVIDEND

AND APPOINT NEW MEMBERS TO THE BOARD OF DIRECTORS

BRUSSELS, Belgium, May 28, 2015 – Delhaize Group announced today that during its Ordinary Shareholders Meeting its shareholders approved the annual accounts for fiscal year 2014 and the distribution of a €1.60 gross dividend per share. After deduction of a 25% withholding tax, this results in a net dividend of €1.20 per share.

The 2014 dividend will become payable to owners of ordinary shares against coupon no. 53. The Delhaize Group ordinary shares will start trading ex-coupon on June 2, 2015 (opening of the market). The record date (i.e. the date by which shareholders are entitled to the dividend) is June 3, 2015 (closing of the market) and the payment date is June 4, 2015. The ADR dividend record date is June 3, 2015 and the payment of the dividend to Delhaize Group’s ADR holders will be made through Citibank beginning on June 9, 2015.

During the Shareholders Meeting, Delhaize Group’s President and Chief Executive Officer, Frans Muller, confirmed its previously announced intentions for 2015 to focus on two strategic priorities, being the further roll-out of Easy, Fresh & Affordable to another 160 Food Lion stores and the implementation of the Transformation Plan at Delhaize Belgium. Mr. Muller also confirmed that Delhaize Group will spend approximately €700 million in capital expenditures at identical exchange rates while generating a healthy free cash flow.

The shareholders also approved the appointment of Mrs Dominique Leroy and Mr. Patrick De Maeseneire as independent directors for a term of four years.

Shareholders did reject the company’s Remuneration Report by a vote of 54.1% to 45.9%. In response, Mats Jansson, Chairman of the Board of Directors for Delhaize Group, said “We are disappointed by this vote, but we will take the result into consideration and consult with our shareholders.”

The speeches and presentations have been made available on the Delhaize Group website (www.delhaizegroup.com).

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of March 2015, Delhaize Group’s sales network consisted of 3 410 stores. In 2014, Delhaize Group recorded €21.4 billion ($29.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, the possibility of combining with Royal Ahold, N.V.

Delhaize Group – Shareholders Meeting – May 28, 2015	Page 1 of 2

further fine-tuning and rolling-out of Easy, Fresh & Affordable in 160 additional Food Lion stores, the implementation of the Transformation Plan in Belgium, expected positive comparable store sales growth in the second half of the year in Belgium, expected gradual improvement in profitability in Belgium, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Shareholders Meeting – May 28, 2015	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 29, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President